MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2015 and 2014

Dated April 28, 2015

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three months ended March 31, 2015 (“Q1 2015”). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2014 and 2013 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three months ended March 31, 2015 and 2014 (prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements and excludes financial and operational information from Rio Alto Mining Limited (“Rio Alto”). This MD&A contains “forward looking information” that is subject to risk factors set out in the cautionary note herein. This discussion covers Q1 2015 and the three months ended March 31, 2014 (“Q1 2014”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD$”), the Company’s functional currency, unless otherwise indicated. Tabular amounts are presented in thousands of USD$, except where otherwise noted. Information for this MD&A is prepared as at April 28, 2015.

BUSINESS OVERVIEW

Tahoe is a Canadian public mineral exploration, development and mine operating company whose common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. The Company has received a provisional listing on the Bolsa de Valores in Peru under the symbol “THO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activity is to profitably operate the Escobal mine, a silver mining operation located in southeastern Guatemala and the La Arena mine, a gold mining operation located in northern Peru. Additional business objectives are the acquisition, exploration, development and operation of mineral properties for the mining of precious metals in the Americas.

At the date of this MD&A, the Company’s commercial operations include the Escobal mine, which contains high-grade silver, gold, lead, and zinc mineralization, and the La Arena mine, which contains high-grade gold mine. Operating the Escobal and La Arena mines as profitable silver and gold mines will require that Tahoe consistently meet production targets and effectively manage costs.

Mill commissioning at the Escobal mine commenced at the end of the third quarter of 2013 and the Company declared commercial production during the first quarter of 2014.

Q1 2015 and 2014 financial and operational information provided in this MD&A exclude the results from Rio Alto.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q1 2015 HIGHLIGHTS

OPERATIONAL AND FINANCIAL

  Mill throughput totaled 335,174 tonnes and averaged 3,724 tonnes per day (“tpd”).

  The Escobal mine produced metal concentrates containing 4.6 million ounces of silver, 2,542 ounces of gold, 2,258 tonnes of lead and 3,410 tonnes of zinc.

  Sales consisted of 4.6 million ounces of silver, 2,173 ounces of gold, 2,210 tonnes of lead and 3,495 tonnes of zinc resulting in revenues of $85.3 million.

  The Escobal mine achieved mine operating earnings(1) of $45.0 million.

  Earnings from operations(1) for Q1 2015 were $38.7 million, compared to $33.5 million for Q1 2014.

  Earnings and total comprehensive income for Q1 2015 were $31.9 million resulting in basic and diluted earnings per share of $0.22 and $0.22, respectively, compared to Q1 2014 net earnings and total comprehensive income of $24.8 million resulting in a basic and diluted earnings per share of $0.17 and $0.17, respectively.

  Cash flow provided by operating activities before changes in working capital(1) for Q1 2015 was $48.9 million compared to $44.7 million for Q1 2014.

  Cash costs net of by-product credits(2) were $7.10 per silver ounce produced.

  All-in sustaining costs net of by-product credits(2) were $9.78 per silver ounce produced.

  The Company declared and paid dividends of $8.9 million to shareholders during Q1 2015.

(1)	Refer to the “Additional GAAP Measures” section of this MD&A.
(2)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.

RECENT DEVELOPMENTS

BUSINESS COMBINATION WITH RIO ALTO

On April 1, 2015, the Company completed the Plan of Arrangement (“Arrangement”) with Rio Alto resulting in a business combination of the two companies. Pursuant to the Arrangement and effective upon closing, Rio Alto has become a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a common share of Tahoe (each whole common share a “Tahoe Share”) and the payment of CAD$0.001 in cash for each Rio Alto Share.

In connection with the closing of the Arrangement, Tahoe has issued an aggregate of 75,991,381 Tahoe Shares to the former shareholders of Rio Alto. On closing of the Arrangement, Tahoe has 223,726,156 common shares issued and outstanding, with former Rio Alto shareholders holding approximately 34% on an undiluted basis. Tahoe has authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options held by the former option holders of Rio Alto and an additional 2,011,244 Tahoe Shares issuable upon the exercise of Rio Alto warrants. Subsequent to the closing of the Arrangement and prior to the expiration date of April 12, 2015, all outstanding warrants were exercised and 2,011,244 Tahoe Shares were issued.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total consideration paid was based on the April 1, 2015 opening price of Tahoe Shares on the TSX of CAD$14.21 and a CAD$ to USD$ foreign exchange rate of 0.7929 and is comprised of the following:

	Number of Shares	Number of Shares
	Issued	Issuable	Fair Value
Tahoe Shares	75,991,381	-	$856,198
Warrants(1)(3)	-	2,011,244	5,837
Options(2)(3)	-	3,374,449	11,632
Cash	-	-	272
Total consideration	75,991,381	5,385,693	$873,939

(1)

The warrants had an expiry date of April 12, 2015 and all were exercised subsequent to the Arrangement closing and prior to expiry. Upon exercise, 2,011,244 Tahoe Shares were issued for total proceeds of CAD$21.2 million.

(2)	The fair values of the warrants and options were determined using the Black-Scholes option pricing model.

(3)	The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD$) of the Options and Warrants are as follows:

	Options	Warrants
Share price	$14.21	$14.21
Exercise price	$6.13 – 23.13	$10.55
Expected volatility	42.36% – 53.25%	46.60%
Expected life (years)	0.08 – 4.55	0.03
Expected dividend yield	1.69%	1.69%
Risk-free interest rate	0.49% – 0.57%	0.49%
Fair value	$0.50 – 8.00	$3.66

As at the date of this MD&A, the initial accounting for the business combination is not complete. The Company has not completed its preliminary analysis of the fair values of the assets acquired and the liabilities assumed.

For additional details, see the news releases dated February 9, 2015, February 25, 2015 and April 1, 2015 available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY RESULTS

Selected consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Metal Sold
Silver (000’s ozs)	4,640	4,073	5,102	4,805	4,180	-	-	-
Gold (ozs)	2,173	1,567	2,240	2,142	2,412	-	-	-
Lead (t)	2,210	1,818	2,257	2,670	2,386	-	-	-
Zinc (t)	3,495	3,068	2,265	3,066	2,253	-	-	-
Realized Price
Silver (per oz)	$17.16	$14.99	$16.87	$20.82	$20.20	$-	$-	$-
Gold (per oz)	$1,204	$1,198	$1,158	$1,383	$1,349	$-	$-	$-
Lead (per t)	$1,763	$1,754	$2,140	$2,200	$1,990	$-	$-	$-
Zinc (per t)	$2,023	$2,112	$2,532	$2,245	$1,973	$-	$-	$-
LBMA/LME Price(1)
Silver (per oz)	$16.71	$16.50	$19.74	$19.62	$20.48	$-	$-	$-
Gold (per oz)	$1,219	$1,201	$1,283	$1,288	$1,292	$-	$-	$-
Lead (per t)	$1,807	$2,000	$2,183	$2,095	$2,106	$-	$-	$-
Zinc (per t)	$2,023	$2,235	$2,311	$2,073	$2,029	$-	$-	$-
Revenues	$85,282	$65,396	$90,279	$104,717	$89,873	$-	$-	$-
Earnings (loss) from operations	$38,688	$15,829	$28,754	$45,198	$33,491	$(7,271)	$(14,196)	$(14,750)
Earnings (loss) attributable to common shareholders	$31,890	$9,836	$20,036	$36,107	$24,811	$(9,571)	$(15,537)	$(15,614)
Earnings (loss) per Common Share
Basic	$0.22	$0.07	$0.13	$0.25	$0.17	$(0.07)	$(0.11)	$(0.11)
Diluted	$0.22	$0.07	$0.13	$0.24	$0.17	$(0.07)	$(0.11)	$(0.11)
Dividends paid	$8,862	$2,953	$-	$-	$-	$-	$-	$-
Cash flow provided by (used in) operating activities	$25,774	$17,773	$62,321	$17,679	$21,549	$(12,062)	$(3,521)	$(15,451)
Cash and cash equivalents	$85,951	$80,356	$78,897	$51,506	$39,867	$8,838	$39,173	$99,235
Total assets	$997,462	$975,628	$963,267	$963,089	$930,309	$883,333	$874,323	$868,121
Total long-term liabilities	$5,331	$5,693	$5,099	$4,915	$4,701	$4,214	$4,887	$4,966
Costs per silver ounce produced
Total cash costs net of by-product credits(2)	$7.10	$6.26	$7.02	$5.65	$9.14	$-	$-	$-
All-in sustaining costs per silver ounce net of by-product credits(2)	$9.78	$9.09	$9.62	$8.04	$10.25	$-	$-	$-

(1)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(2)	Refer to the “Non-GAAP Financial Measures” and the “Additional GAAP Measures” sections of this MD&A.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS

Since the completion of the Company’s Initial Public Offering and acquisition of the Escobal project in June 2010, the Company built the Escobal mine and commenced commercial production in the first quarter of 2014. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) and exploration drill programs.

Basis of Presentation

The quarterly results presented are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within note 3 of the Company’s interim financial statements. The Company has chosen to expense all exploration and evaluation costs except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s consolidated financial statements, except as noted in note 4 of the interim financial statements.

Q1 2015 vs. Q1 2014

Earnings for the Company increased to $31.9 million for Q1 2015 compared to $24.8 million for Q1 2014 as a result of the following factors:

Revenues

Commercial operations commenced in Q1 2014 at which time the Company recorded its first revenues.

During Q1 2015, the Company sold in concentrate 4.6 million silver ounces, 2,173 gold ounces at realized prices of $17.16 and $1,204 per ounce, respectively, compared to 4.2 million silver ounces, 2,412 gold ounces at realized prices of $20.20 and $1,349 per ounce, respectively during Q1 2014.

During Q1 2015, the Company sold in concentrate 2,210 tonnes of lead and 3,495 tonnes of zinc at realized prices of $1,763 and $2,023 per tonne, respectively, compared to 2,386 tonnes of lead and 2,253 tonnes of zinc at realized prices of $1,990 and $1,973 per tonne, respectively, during Q1 2014.

Although concentrate sales increased by approximately 10% during Q1 2015 when compared to Q1 2014, realized metal prices decreased by approximately 15% resulting in revenues of $85.3 million, net of treatment and refining charges for Q1 2015, compared to $89.9 million in revenues for Q1 2014, a decrease of approximately $4.6 million or 5%.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $23.9 million for Q1 2015 compared to $31.2 million during Q1 2014. The decrease is primarily due to timing differences related to costs included in the ending inventory balance which has increased over year-end due to the timing of sales.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Royalties

During Q1 2015 royalty expense to Guatemalan government agencies were $7.0 million compared to $5.0 million in Q1 2014. This increase is primarily due to the increase in royalties from 5% to 10% beginning in Q1 2015 combined with a full quarter of production and sales compared to lower production and sales during the beginning of commercial production and ramp-up in Q1 2014.

Depreciation and depletion

During Q1 2015, depreciation and depletion was $9.3 million compared to $10.5 million in Q1 2014.

Other operating expenses

Exploration expenses

Exploration expenses were $0.5 million for Q1 2015 compared to $1.5 million in Q1 2014 as a result of fewer metres being drilled during the current quarter. Six surface holes totaling 2,663m were drilled during Q1 2015 compared to eight surface holes totaling 5,503m during Q1 2014.

General and administrative expenses

General and administrative expenses were $5.8 million for Q1 2015 compared to $8.2 million for Q1 2014. This $2.4 million decrease relates primarily to a decrease in share-based payments of $1.1 million, a $1.0 million decrease in administrative and other expenses as a result of lower spending on Guatemala City overhead, and other general and administrative expenses, a $0.5 million decrease in charitable contributions and a $0.1 million decrease in professional and consulting fees. These decreases were offset slightly by an increase in salaries and benefits of $0.3 million due to increased staffing at the corporate level during Q1 2015.

Other expense

Interest Expense

Interest expense for Q1 2015 was $0.9 million compared to $1.7 million in Q1 2014. The decrease is due to the repayment of the additional $25 million drawn on the credit facility prior to Q1 2015.

Net foreign exchange loss

A foreign exchange gain of $0.2 million was recognized during Q1 2015 compared to a loss of $0.2 million during Q1 2014. The variation in foreign exchange compared to the prior year period is the result of fluctuations in the CAD$ and Guatemalan Quetzal exchange rates.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q1 2015 OPERATIONAL OVERVIEW

	Q1 2015	Q1 2014

Tonnes Milled	335,174	273,693
Average Tonnes Milled (tpd)	3,724	3,041
Average Metal Grades
Silver (g/t)	500	551
Gold (g/t)	0.39	0.46
Lead	0.78%	0.97%
Zinc	1.30%	1.36%
Average Metal Recovery(1)
Silver	85.0%	85.4%
Gold	60.6%	65.8%
Lead	86.8%	87.3%
Zinc	78.5%	71.4%
Recovered Metal(2)
Silver Ounces	4,577,325	4,121,815
Gold Ounces	2,542	2,687
Lead Tonnes	2,258	2,342
Zinc Tonnes	3,410	2,645
Payable Metal(3)
Silver Ounces	4,342,588	3,918,340
Gold Ounces	2,385	2,526
Lead Tonnes	2,145	2,225
Zinc Tonnes	2,898	2,249
Costs Per Ounce Silver Produced(4)
Total cash costs per ounce before by-product credits	$10.06	$9.70
Total cash costs per ounce net of by-product credits	$7.10	$6.68
Total production costs per ounce net of by-product credits	$9.13	$9.14
All-in sustaining costs per ounce net of by-product credits	$9.78	$10.25
Capital Expenditures(5)	$10,385	$10,755

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.
(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.
(3)	Payable metal calculated using average NSR payable values.
(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)	Capital expenditures include project and sustaining capital.

MINE OPERATIONS

The Escobal mine continued to meet the expectations of management in Q1 2015. Operational highlights include:

  Average mill throughput of 3,724 tpd, with an average silver head grade of 500 g/t for Q1 2015 compared to average mill throughput of 3,041 tpd with an average silver head grade of 551 g/t for Q1 2014.

  Produced metal concentrates containing 4.6 million ounces of silver, 2,542 ounces of gold, 2,258 tonnes of lead and 3,410 tonnes of zinc for Q1 2015, compared to 4.1 million ounces of silver, 2,687 ounces of gold, 2,342 tonnes of lead and 2,645 tonnes of zinc for Q1 2014.

  Average silver recovery to concentrates of 85.0% for Q1 2015 compared to 85.4% for Q1 2014.

  Produced 5,275 tonnes of lead concentrates containing an average silver grade of 25,541 g/t for Q1 2015 compared to 5,006 tonnes of lead concentrates containing an average silver grade of 24,468 g/t for Q1 2014.

Since the commencement of commercial production in Q1 2014, the operation has continued to perform as intended and is operating at design capacity.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

During Q1 2015, 5,768 dry metric tonnes (“dmt”) of lead concentrate and 7,993 dmt of zinc concentrate containing approximately 4.6 million payable ounces of silver were shipped and sold to third party smelters compared to 5,309 dmt of lead concentrate and 5,129 dmt of zinc concentrate containing approximately 4.2 million payable ounces of silver shipped and sold during Q1 2014.

Q1 2015 concentrate sales generated $85.3 million in revenues at operating costs of $40.3 million resulting in mine operating earnings of $45.0 million. Concentrate sales for Q1 2014 generated $89.9 million in revenues at operating costs of $46.7 million resulting in mine operating earnings of $43.1 million.

Total cash costs per ounce of silver produced, net of by-product credits, for Q1 2015 was $7.10, compared to $6.68 for Q1 2014, which is on target with the updated guidance range provided in the news release dated April 13, 2015 of $6.35 to $8.25 per ounce. This and other non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Underground Development and Production

Underground development continues to advance in support of the life-of-mine production schedule. Sublevel and stope development on the second mining front continues to advance on the 1190m, 1215m and 1240m elevation sublevels. Development of the ramp system to provide access to the East Zone, which hosts approximately 40% of the Escobal mine resource, continued in Q1 2015.

During Q1 2015, the Escobal mine delivered approximately 326,000 tonnes of ore to the surface, mined from stopes on multiple production sublevels including production from secondary transverse longhole stopes on the 1265m sublevel and stope development below the 1265m sublevel. Mine production for Q1 2014 totaled approximately 257,000 tonnes of ore.

Mill Performance

Mill operations averaged 3,724 tpd for Q1 2015 including 44 days where the average throughput rate exceeded 4,000 tpd. For Q1 2014, mill throughput averaged 3,041 tpd. Optimization of metallurgical performance continues.

The mill processed a total of 335,174 tonnes during Q1 2015 with an average silver recovery of 85.0% in concentrates and produced 5,275 tonnes of lead concentrate and 6,591 tonnes of zinc concentrate containing 4.6 million ounces of silver. For Q1 2014, the mill processed a total of 273,693 tonnes with an average silver recovery of 85.4% in concentrates and produced 5,006 tonnes of lead concentrate and 5,063 tonnes of zinc concentrate containing approximately 4.1 million ounces of silver.

Capital Projects

Structural steel erection, equipment installation, and mechanical and electrical construction for the paste backfill plant were near completion at the end of Q1 2015. Completion of construction and pre-commissioning activities is scheduled in Q2 2015. The Company expects the paste backfill plant to be fully operational ahead of the ramp-up to the 4500 tpd mill throughput in the second half of 2015.

The fourth tailing filter press was received in Guatemala in December and delivered to the Escobal site at the beginning of Q1 2015. The filter press is slated for commissioning in the second quarter of 2015.

Pad and foundation construction for the second primary ventilation fan was near completion at the end of the quarter. Fan installation and commissioning is expected to be completed mid-year 2015.

EXPLORATION

All identified mineral resources for the Escobal project are located on the Escobal exploitation concession, which along with one other exploration concession comprises the project area. Exploration drilling continued at the Escobal project throughout the quarter.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

During Q1 2015, a total of six surface exploration holes for a total of 2,663 metres were drilled at Escobal. Exploration drilling focused on the west lateral extension of the Escobal vein and exploring mineralization associated with the Areneras zone, a secondary vein located south of the Escobal vein. Mineralization in the project area is now recognized over a 3,000 metre strike length and 2,000 metre vertical range.

In addition to the Escobal vein, twelve veins have been discovered in the region. These prospective areas continue to be evaluated; however, a number of these veins occur on concessions that have not yet been granted or are in areas that are not receptive to mining. There is no assurance that concessions will be granted which would allow the Company to extend exploration activities. Given the proposed moratorium on new licenses, regional exploration efforts outside of our four approved licenses have been temporarily suspended.

With the Escobal mine in production, exploration to identify and define target extensions will continue through wide step-out drilling with priority placed on testing deep and lateral extension targets at Escobal as well as other district and regional targets. Exploration expenditures for Q1 2015 totaled $0.5 million through March 31, 2015.

CREDIT FACILITY

On January 2, 2014, the Company expanded its existing $50 million credit facility (the “facility”) and drew an additional $25 million to ensure adequate working capital through continued ramp-up of the Escobal mine and to provide working capital for general corporate purposes. The $25 million bore interest at a rate per annum of the USD$ London Interbank Offered Rate (“LIBOR”) plus 7.25% .

In July 2014, the Company amended the facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement.

On September 3, 2014, the Company repaid the $25 million expanded portion of the facility with funds generated from mining operations. The original $50 million is anticipated to be repaid as scheduled from current cash balances and operating cash flows.

The facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and MSR.

Additionally, the facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other entity. As at March 31, 2015, the Company was in compliance with the covenants.

2015 OPERATIONS OUTLOOK

The Company provided guidance regarding expected 2015 production and unit costs in the news release dated April 13, 2015 available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com. The guidance reflects the acquisition of Rio Alto on April 1, 2015.

2015 Guidance (1)(2)(3)(6)

  18 to 21 million ounces of silver contained in concentrates from the Escobal mine;
  160 to 170 thousand ounces of gold in doré for the 9 months beginning April 1, 2015 from the La Arena mine;
  Cash costs per ounce(1)(5) as outlined in the following table:
	Silver full year			Gold 9 months
Total cash costs per ounce before by-product credits	$9.75	to	$11.25	$625	to	$650
By-product per ounce credit for gold, lead and zinc(4)	(3.40)	to	(3.00)	-	to	-
Total cash costs per ounce net of by-product credits	$6.35	to	$8.25	$625	to	$650

All-in sustaining costs per ounce	$9.75	to	$11.50	$900	to	$950

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in the press release dated April 13, 2015 available at www.sedar.com.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(2)	Assumes the following metals prices: $1,300/oz gold; $1,984/tonne lead; $2,315/tonne zinc.
(3)	Assumes payable by-product metal production: 11,300 ozs gold; 9,452 tonnes lead; 14,453 tonnes zinc.
(4)	By-product credits per ounce of silver: gold $0.75; lead $0.95; zinc $1.70; total $3.40.
(5)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(6)	2015 Guidance figures presented are for the Escobal mine (silver) and the La Arena mine (gold).

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early production stage of the Escobal mine and the sustainability of operations. The Company is subject to many risks, including operating in a country that at times has experienced political and social unrest and anti-mining resistance, among other destabilizing factors. This document should be read in conjunction with the 2014 Annual Information Form (“2014 AIF”) which includes a comprehensive risk factor discussion under the heading “Description of Our Business – Risk Factors”. The 2014 AIF is available at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs and all-in sustaining costs per silver ounce (“all-in sustaining costs”). These measures are not defined under IFRS and should not be considered in isolation. The Company’s primary business is silver production in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounces produced basis. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”). The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate to calculate per ounce figures. When deriving the production costs associated with an ounce of silver, the Company deducts by-product credits from gold, lead and zinc sales which are incidental to producing silver.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The following tables provide reconciliations of total production costs, total cash costs and all-in sustaining costs to the interim financial statements for Q1 2015 and Q1 2014.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs and total production costs per ounce of produced silver, net of by-product credits are as follows:

Total cash costs and total production costs	Q1 2015	Q1 2014
Production costs	$23,944	$31,203
Add/(subtract)
Change in product inventory	7,184	(3,235)
Royalties	6,997	4,982
Treatment and refining charges	7,944	7,025
Total cash costs before by-product credits(1)	$46,069	$39,975
Less gold credit	(2,615)	(3,255)
Less lead credit	(3,898)	(4,748)
Less zinc credit	(7,066)	(4,445)
Total cash costs net of by-product credits	$32,490	$27,527
Add/(subtract)
Depreciation and depletion	9,325	10,147
Total production costs net of by-product credits	$41,815	$37,674

Silver ounces produced in concentrate (000’s)	4,577	4,122

Total cash costs per ounce before by-product credits	$10.06	$9.70
Total cash costs per ounce net of by-product credits	$7.10	$6.68
Total production costs per ounce net of by-product credits	$9.13	$9.14

(1) Gold, lead and zinc by-product credits are calculated as follows:

		Q1 2015				Q1 2014
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Gold Ounces	2,173	$1,203	$2,615	$0.57	2,412	$1,349	$3,255	$0.79
Lead Tonnes	2,210	$1,763	$3,898	$0.85	2,386	$1,990	$4,748	$1.15
Zinc Tonnes	3,495	$2,023	$7,066	$1.54	2,253	$1,973	$4,445	$1.08

Total all-in sustaining costs per ounce of produced silver, net of by-product credits is as follows:

All-in sustaining costs	Q1 2015	Q1 2014
Total cash costs net of by-product credits	$32,490	$27,527
Sustaining capital(1)	5,888	5,066
Exploration	515	1,450
Reclamation cost accretion	51	23
General and administrative expenses	5,813	8,200
All-in sustaining costs	$44,757	$42,266

Silver ounces produced in concentrate (000’s)	4,577	4,122

All-in sustaining costs per ounce produced net of by-product credits	$9.78	$10.25

(1) Sustaining capital includes underground development and surface sustaining capital expenditures.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

ADDITIONAL GAAP MEASURES

The Company has disclosed additional GAAP measures which include mine operating earnings, earnings (loss) from operations and cash generated by operating activities before changes in working capital. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Mine operating earnings

Mine operating earnings represent the difference between revenues and operating costs which include royalties and depreciation and depletion. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings (loss) from operations

Earnings (loss) from operations represent the difference between mine operating earnings and other operating expenses which include Escobal project expenses, other exploration expenses and general and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s overall mine operating performance when taking into account certain costs not directly associated with production.

Cash flow provided by operating activities before changes in working capital

Cash flow provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash. Management believes that this presentation provides useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operation.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

CASH FLOW

Cash provided by operating activities before changes in working capital was $48.9 million for Q1 2015, compared to $44.7 million for Q1 2014. Net cash provided by operating activities totaled $25.8 million for Q1 2015, compared to $21.5 million for the Q1 2014. The increase in cash from operations was due to the increased production from operating the Escobal mine for a full quarter during Q1 2015 compared to ramp-up production levels during Q1 2014 as a result of the commencement of commercial operations.

Investing activities consisted of additions to property, plant, and equipment of $10.6 million during Q1 2015, compared to $18.3 million during Q1 2014. The change from 2014 levels is a result of completion of construction and commencement of commercial operations.

Financing activities resulted in a cash outflow of $9.7 million during Q1 2015 compared to cash inflows of $27.9 million during Q1 2014. The Q1 2015 outflow was primarily due to $8.9 million relating to the payment of dividends and $0.8 million in interest paid. Cash provided by financing activities in Q1 2014 consisted primarily of the $25 million drawing of the expanded credit facility and $4.7 million relating to proceeds from the issuance of common shares on the exercise of stock options partially offset by interest and fees paid relating to the facility.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance at March 31, 2015 was $86.0 million compared to $80.4 million at December 31, 2014.

The Company had working capital of $66.3 million and non-current liabilities of $5.3 million at March 31, 2015. This compares to working capital of $42.7 million at December 31, 2014 and non-current liabilities of $5.7 million. This change in the working capital position was due to the sale of concentrate production, collection of concentrate sales accounts receivable and buildup of product inventories.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and sale of concentrate production, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding the Escobal mine. The Company may consider alternative financing arrangements to meet its strategic needs. Refer to the “Credit Facility” section of this MD&A for further information.

The Company’s capital consists of the following:

		December 31,
	March 31, 2015	2014	January 1, 2014
Equity	$901,959	$878,060	$774,154
Debt	49,922	49,804	49,479
	951,881	927,864	823,633
Less: cash and cash equivalents	(85,951)	(80,356)	(8,838)
	$865,930	$847,508	$814,795

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2014.

Dividends declared and paid during Q1 2015 totaled $8.9 million (no dividends were declared or paid during Q1 2014).

COMMITMENTS AND CONTINGENCIES

There were no significant changes to the Company’s commitments or contingencies during Q1 2015. A summary of non-discounted liabilities and future operating commitments can be found in the Company’s MD&A for the years ended December 31, 2014 and 2013.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS

The principal financial instruments currently affecting the Company’s financial condition are debt and leases. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

ASSET VALUATION

There have been no events or changes in circumstances that would indicate an impairment of the Escobal mine as at March 31, 2015.

OUTSTANDING SHARE DATA

As at April 28, 2015, the Company had 225,975,235 issued and outstanding common shares, 5,846,836 issued and outstanding options and 353,000 issued and outstanding DSAs.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

DIVIDENDS

The Company declared and paid dividends of $8.9 million to shareholders during Q1 2015. The Company declared and made payable dividends of $4.5 million to shareholders during April 2015. This increase over prior monthly dividend payments relates to the additional shares outstanding as a result of the Rio Alto acquisition.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS

Application of new and revised accounting standards effective January 1, 2015

The Company has evaluated the new and revised IFRS standards and has determined that there is no material impact on the interim financial statements upon adoption. Details of these accounting standards adopted are disclosed in note 4a) of the interim financial statements.

Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for Q1 2015, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact the future accounting standards and interpretations are expected to have on its consolidated financial statements. Details of these future accounting standards and interpretations are disclosed in note 4b) of the interim financial statements.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the interim financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s consolidated financial statements and related MD&A. During the three months ended March 31, 2015, there have been no changes to these policies.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of March 31, 2015.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).

The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements. Management has concluded that the Company’s ICFR were effective as of March 31, 2015 and provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

There were no changes in the Company’s ICFR during Q1 2015 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information in this MD&A may include, but is not limited to: statements related to the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2015 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold; exploration and review of prospective mineral acquisitions; statements relating to changes in Guatemalan and Peruvian mining laws and regulations and the timing and results of court proceedings; the timing for the construction and commissioning of the paste backfill plant; the expected ramp-up to the 4,500 tpd mill throughput rate in the second half of 2015; the timing for the commissioning of the fourth tailing filter press; and the timing for the installation and commissioning of the second primary ventilation fan.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver, gold and other metals; the Company’s ability to operate in a safe, efficient and effective manner; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Management’s Discussion and Analysis For the Three Months Ended March 31, 2015 and 2014 (tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with the Company’s dependence on the Escobal mine and its limited operating history, risks associated with the fluctuation of the price of silver, gold and other metals, the risk of unrest and political instability in Guatemala and Peru, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, the timing and possible outcome of pending litigation, other unanticipated litigation risks, the risk that dividends might not continue to be declared, risks associated with the repatriation of earnings, risks of negative operating cash flow, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2014 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under National Instrument 43-101 Standards of Disclosure for Mineral Projects, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral resource and mineral reserve information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.